SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated February 10, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title:  Corporate Secretary

Dated:  February 10, 2004


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                                  EXHIBIT INDEX
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        EXHIBIT NO.     DESCRIPTION
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             1.         Press release dated February 10, 2004.


                                      -3-

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                                    EXHIBIT 1
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     ELBIT SYSTEMS SUBSIDIARY EFW INC. RECEIVES U.S. AIR FORCE CONTRACT FOR
     ----------------------------------------------------------------------
                      PRODUCTION OF CDEEU FOR F-16 AIRCRAFT
                      -------------------------------------


                        CONTRACT VALUED AT $32.6 MILLION

HAIFA, ISRAEL, FEBRUARY 10, 2004 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT), today announced that its wholly owned subsidiary, EFW Inc. of Fort Worth, Texas, has been awarded a $32.6 million firm fixed price contract by the U.S. Air Force's
(USAF) Ogden Air Logistics Center to provide Common Data Entry Electronics Units (CDEEU), an electronics unit that acts as an interface between pilot entry and cockpits displays. A total of 694 will be procured in support of USAF requirements, and approximately another 609 in support of Foreign Military Sales requirements. This award is in support of the Improved Item Replacement Program applicable to the F-16 pre-block 40 aircraft.

The CDEEU was developed by EFW as part of USAF's Common Configuration Implementation Program for the F-16 C/D, under which Lockheed Martin is providing significant avionics improvements for the Block 40 and 50 F-16 aircraft.

Tim Taylor, President and CEO of EFW, commented on the award: "The CDEEU is a leading edge product based on advanced commercial technologies. It replaces obsolete equipment on the F-16 aircraft with an enhanced unit having extremely high reliability. This allows us to provide the USAF with an extended warranty that reduces the overall product life cycle cost. As a leader in development of advanced military avionics, EFW will continue to provide the USAF with unique solutions for its F-16 and other programs.

"The Elbit Systems Group continues to expand its operations in the US. EFW has over 1000 employees operating in six states, delivering annual revenues in excess of $300M," added Mr. Taylor.

ABOUT EFW

Based in Fort Worth, Texas, EFW Inc., a member of the Elbit Systems Group is an established defense electronics supplier specializing in sophisticated hardware and software solutions for upgrade, integration and sustainment programs. EFW provides systems for various weapon platforms for U.S. and allied military forces.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing

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military platforms and developing new technologies for defense and homeland security applications.

Contacts:

        Ilan Pacholder, VP Finance                   Marilena LaRosa
        Elbit Systems Ltd                            The Anne McBride Company
        Tel:  972-4 831-6632                         Tel: 212-983-1702
        Fax: 972-4 831-6659                          Fax: 212-983-1736
        Pacholder@elbit.co.il                        mlarosa@annemcbride.com


     STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.